February 6, 2008

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated January 25, 2008 referencing the original comment letter dated June 19, 2007 from Mr. Larry Spirgel of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Form 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2006 2. Summary of Significant Accounting Policies, page F-9 Film and Television Costs, page F-10

1.	Comment: We note your response to comment 1 and your response to comment 3 from your response letter dated July 3, 2007. We do not believe that the method that you have chosen is more representative of the time pattern of the benefits derived from the leased asset, which should be based on the pattern in which the asset is employed. Though revenues associated with the sale of advertising during the broadcast season may fluctuate, your use of the broadcast time is employed equally over the contract period. Allocation bases that take into consideration expected future revenues should not be used because they do not relate to the time pattern of the usage of the leased asset. Please revise your accounting to straight-line broadcast fee over the contract period, or advise us.

Response: The Company believes that the allocation basis which was taken into consideration when it amortized the cost of the Fox broadcast fee, does relate to the actual usage by the Company of the broadcast time. Based on our historical experience of children’s broadcasting over the past six broadcast seasons, it has been proven that advertising purchased in the fourth quarter of each calendar year during the broadcast of children’s programming carries a substantially higher value as compared to advertising purchased during other portions of the year. This increased value of the fourth quarter advertising is being driven principally by the competition among advertisers of toys, games, video games, DVDs, etc. that advertise specifically to children during the holiday season, which is defined industry-wide as the “eight weeks leading up to Christmas”. If the Company purchased broadcast time on a quarterly basis, as compared to the entire broadcast season, the amount paid for the fourth quarter would be substantially higher. Therefore, the Company believes that our amortization method is appropriate, as we are amortizing this asset on the basis that the relative value of the advertising sold during portions of the year is greater during the Christmas season. The Company also believes that its method is analogous to the amortization provisions of FASB Statement No. 63, Financial Reporting by Broadcasters, and SOP 00-2, Accounting by Producers or Distributors of Films, and is a more appropriate method of matching revenues and expenses than would be the case if the Company advertised the broadcast fee under the straight-line method.

13.	Commitments and Contingencies, page F-20
e. Deferred Revenue, page F-20

2.

Comment: We note your response to comment 2. In your deferred revenue disclosure you state that as of the date the company has delivered all of the future music assets required under the contract, any portion of the $5 million that remains deferred and not recognized will be recognized as revenue. You appear to have a balance of $2.5 million in deferred revenues at December 31, 2006 associated with this arrangement, yet in your response you state that any deliverables required by the contract were met at December 31, 2006. Please explain.

Response: As of December 31, 2006, the Company expected to continue to produce additional new music in the future. Since the Company continues to deliver more than the amount of music required to be delivered under the agreement, there is no way to appropriately record the fair value of the future amounts to be delivered. Therefore, the Company believes that to record the music revenue as it is earned is the most conservative and appropriate method of recording the revenue.

3.

Comment: Further, we note that you state in your response that the term of the contract would be extended until the original advance is “recouped”. Tell us why you did not consider this as recourse available to the investor relation to payments due under this arrangement.

Response: There would be no recourse available to the investor relating to payments due under the arrangement, because the Company has met all the required deliverables and has no obligation for significant continuing involvement in the generation of revenues. If the Company ceased all music operations, it would not be required to refund any of the original advance received nor would it be required to produce any additional music under the Agreement.

– 3 –

4.

Comment: Also, please clarify whether there is a dollar minimum and/or cap on the amount of revenues deliverable under the arrangement. A dollar minimum or cap would limit the investor’s rate of return or could result in variations in the company’s music asset revenue related to the arrangement having only a trifling impact on the investor’s rate of return. If the arrangement provides for a dollar minimum and/or cap, please tell us how you considered these facts in analyzing your arrangement under EITF 88-18.

Response: There was no dollar minimum and/or cap on the amount of revenues deliverable under the arrangement limiting the investor’s rate of return or resulting in variations in the company’s music asset revenue related to the arrangement.

5.

Comment: Though the advance is non-refundable, it is unclear how you determined that there is no significant continuing involvement on the part of the company in the generation of revenue related cash flows due to the investor. Please advise us or revise your accounting.

Response: As previously stated, once the Company met the required deliverables of the agreement, it had no further obligation for significant continuing involvement.

17. Related Party Transaction, page F-23

6.

Comment: We note your response to comment 6. In one of your risk factors, you state that the company expects to invest between $10 and $20 million in TC Digital and TC Websites and that neither of these companies has any operating history. We also note from your related party transactions disclosures that CUSA, from whom you purchased your 50% interest in TC Websites, had acquired 100% of the interests in TC Websites in exchange for the contribution of all of its rights to the chaotic games website. The extent of TC Websites assets, beyond the chaotic games website, with which it would be able to fund its operations, is unclear. Please advise.

Responses: TC Websites will generate revenues through royalty fees earned on the sale of the “Chaotic Trading Cards”, as well as the sale of third-party advertising on the “Chaotic Website”. It is projected that the game engine, which currently runs the “Chaotic Website”, will be used in conjunction with other properties owned by the Company, and those of unrelated third-parties in the generation of additional revenue opportunities.

7.

Comment: Additionally, to the extent that it is available to you, please provide the following information with regard to CUSA, with whom you state any future funding required to be contributed to TC Websites will be split evenly:

Response: Please note that on December 18, 2007, 4Kids Websites purchased an additional 5% membership interest in TC Websites from CUSA for $650,000. As a result of the acquisition, 4Kids Websites’ ownership increased to 55%. Due to the increased ownership resulting in voting and operational control, TC Websites will now be consolidated in the Company’s financial statements, subject to a minority interest. Additionally, on December 18, 2007, 4Kids Digital Games, Inc. purchased an additional 2% membership interest in TC Digital Games LLC from CUSA for $200,000. As a result of the acquisition, 4Kids Digital’s ownership interest in TC Digital increased to 55%.

•	Messrs. Gannon and Milito each own a 32% interest in CUSA, who holds the remaining 36% interest?

Response: CUSA is a privately held company.  The Company has been advised by Messrs. Gannon and Milito that they each own 32% of CUSA.    The remaining 36% interest is held by unrelated investors from whom CUSA raised investment capital.

•	How and why was CUSA created? Was it for the sole purpose of engaging in the TC Digital and TC Websites joint ventures with the company?

Response: CUSA was created several years prior to the formation of TC Digital and TC Websites. The Company believes that CUSA was created to exploit the rights to the Chaotic property.

•	What was the consideration paid by Messrs. Gannon and Milito to acquire their interests in CUSA?
Response: The Company has not been made aware of the consideration that was paid or contributed by Messrs. Gannon and Milito to CUSA for their interest in CUSA.

•

How will any contributions CUSA is required to make to fund TC Websites be financed? What is the likelihood that the company might loan or otherwise provide cash or other assets to CUSA, or on CUSA’s behalf for this purpose?

Response: In the event that additional capital is required to fund TC Websites, the Company has been advised that CUSA will seek to obtain additional capital from its current or new investors.  If CUSA is able to obtain additional capital, it will avoid further dilution of its ownership in TC Digital and TC Websites.

•	Beyond the investment in TC Digital and TC Websites, does CUSA have any other significant operations or investments?
Response: The Company does not know whether CUSA has any other significant operations or investments apart from its interests in the Chaotic property, TC Digital and TC Websites.

•	Why were the equity arrangements for TC Digital and TC Websites structured differently (i.e.53%-47% equity split with CUSA and TC Digital versus 50%-50% equity split for TC Websites)?

Response: The terms of the equity arrangements were negotiated in an arms-length transaction with CUSA.

Due to the complex nature of the disclosures and intricacy of our business, it may be helpful to schedule a conference call within the next two weeks to discuss these issues and comments so that we can better explain the rationale of our accounting as it relates to our business prior to the filing of our 10-K. Please feel free to contact me should you have any further questions.

Sincerely,

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.